May 7, 2007

VIA OVERNIGHT AND ELECTRONIC MAIL
Board of Directors
3COM Corporation
350 Campus Drive
Marlborough, MA 01752
c/o Edgar Masri, President and Chief Executive Officer
c/o Neal D. Goldman, Chief Administrative and Legal Officer and Secretary

To the Board of 3COM Corporation:

Citadel Equity Fund Ltd. (“CEFL”) is currently one of the largest shareholders of 3COM Corporation (“3COM”).  Citadel Limited Partnership is CEFL’s Portfolio Manager.  On Monday April 16, we spoke with your CEO, Edgar Masri, and head of Investor Relations, John Vincenzo, to express our support for the management team, ask questions regarding corporate strategy and articulate our views as a significant shareholder of 3COM.

As you are aware, 3COM’s share price has underperformed both relative and absolute measures of shareholder return for many years.  More recently, the market’s reaction to 3COM’s purchase of Huawei Technologies’s 49% ownership in H3C has resulted in a nearly 20% decline in share price.

We believe that many options exist today for the creation of substantial value for 3COM’s shareholders.  We would like to meet with the management team and Board of Directors at their earliest convenience to discuss our thoughts regarding 3COM’s corporate strategy.  As a significant shareholder we believe our input could result in improved value for all of 3COM’s shareholders.

We look forward to meeting in the near future to discuss our letter.  Should you care to discuss anything with us prior to then, we are always available at your convenience and can be contacted at (312) 395-2090.

Very truly yours,

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.

/s/ Richard S Lee

By: Richard S Lee